Management’s Discussion and Analysis
For the Period Ended March 31, 2008

999 West Hastings, Suite 550, Vancouver, B.C., Canada V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX:GGC

May 15, 2008

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company” or “Genco”) should be read in conjunction with the Company’s consolidated financial statements for the period ended March 31, 2008 and audited consolidated financial statements for the year ended December 31, 2007 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Background

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico. Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company also owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition. The Company also owns approximately 64.7% of the outstanding shares of Chief Consolidated Mining Company.

La Guitarra Mine and Temascaltepec Mining District, Mexico

Acquisition of La Guitarra
In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates La Guitarra Mine, a producing silver/gold mine located in central Mexico, and all associated assets, including the rights to explore and mine the entire Temascaltepec Mining District. The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of common shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing. All payments are payable in cash or common shares of the Company at its sole discretion. To date, the Company has issued 2,170,742 common shares and paid US$1,500,000 in cash to satisfy the initial payment and first four annual payments to Luismin.

La Guitarra’s Assets
La Guitarra assets include a 340 tonne per day flotation mill, mining equipment, mineral concessions and leases. At the time of purchase, La Guitarra had concessions covering 7,256 hectares of which 1,121 hectares were leased and 6,135 hectares were owned. Since the acquisition, La Guitarra has acquired additional concessions and as of the date of this MD&A, the Company controls 39,714 hectares consisting of 767 hectares of leased and 38,947 hectares of owned concessions.

Resources and Reserves at La Guitarra Mine
By news release dated May 16, 2007 the Company released the results of an independent audit of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of December 31, 2006 were audited in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) of the Canadian Securities Administrators. The report was prepared by Glenn R. Clark, P. Geo., a qualified independent person for NI 43-101 purposes. The results were as follows:

		Silver	Gold			Silver
Classification	Tonnes	(g/t)	(g/t)	Silver (oz)	Gold (oz)	Eq. (oz)
Reserve
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	528,700	307	1.55	5,217,000	26,400	6,537,000
Resource
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	1,261,000	70	0.68	2,833,300	27,600	4,213,000
Inferred	19,830,000	156	1.38	99,440,000	877,000	143,290,000

Underground reserves and resources were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) cut-off, a US$40 per tonne mining and milling cost and 85% recovery for both silver and gold. Surface resources were calculated using a 20 g/t eAg cut-off. Reserves and resources were calculated using information obtained from channel sampling and diamond and core drilling. All estimations were based on US$550/oz gold and US$11/oz silver. A 50:1 silver to gold equivalency ratio was used in calculating silver equivalent ounces.

Accomplishments

La Guitarra and San Rafael Mines
Since purchasing La Guitarra, the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively “La Guitarra Mine”). During the three month period ended March 31, 2008, capital investments focused on expanding infrastructure in La Guitarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development. Work during the period included:

  construction of 1,717 metres of ramps, cross cuts and drifts;
  7,067 metres of diamond drilling consisting of 3,199 metres of reverse circulation drilling and 3,868 metres of core drilling; and
  opening new ore passes and ventilation raises.

On July 18, 2007 Genco announced that based on the success of preliminary metallurgical test work and the initial diamond drilling near La Guitarra Mine the Company had retained Kappes Cassiday and Associates Ltd. to prepare a Feasibility Study for the construction of an up to 5,000 tonne per day combined heap leach and milling operation to process ore from La Guitarra underground mine and the Creston surface deposit. During 2007 and the first three months of 2008, exploration and metallurgical work done at La Guitarra was primarily focused on gathering information for the Feasibility Study. The Feasibility Study is expected to be completed in Q3 2008.

In anticipation of a positive Feasibility Study, Genco purchased a used ball mill rated at 3,000 tonnes per day in February 2008 for the price of US$1.65 million. This ball mill is currently being refurbished prior to shipment to La Guitarra.

On February 4, 2008 Genco announced that it had purchased mining concessions covering 354 hectares in the Temascaltepec Mining District from Industrias Peñoles, S.A. de C.V. and an associated royalty of up to 3.5% net smelter returns.. These concessions had previously been leased by La Guitarra, and cover the current area of production at La Guitarra Mine and much of the Creston surface deposit. The purchase price for the transaction was US$1,000,000 in cash and the issuance of 134,648 common shares of Genco Resources Ltd.

Nazareno/Coloso
The historic Nazareno Mine is located approximately four kilometres northwest of La Guitarra Mine. During the three month period ended March 31, 2008 a total of 4,959 metres of diamond drilling, consisting of 2,262 metres of reverse circulation and 2,697 metres of core drilling, were completed in the area. Additional exploration and development work is planned for the area during 2008.

In December of 2007 a tentative agreement was reached with the community of Godines to purchase surface rights to 420 hectares covering parts of the Creston surface deposit and part of the Nazareno/Coloso area of the District. During the period ended March 31, 2008 the agreement was formally registered and the process of privatizing the land and transferring ownership was initiated.

Mina de Agua
Mina de Agua is located approximately five kilometers southeast of the La Guitarra Mill in the San Simon area of the Temascaltepec District. In 2007, a development portal was collared and over 385 metres of underground ramps and drifts were developed to access the principal vein and historic workings. Based on information gathered from diamond drilling, sampling of historic dumps and workings and metallurgical test work on samples taken from historic dumps Genco anticipates that Mina de Agua will be the next production centre developed in the district.

Genco is currently awaiting a final negotiated agreement with surface rights holders in the Mina de Agua area. In the event surface access can be obtained on terms acceptable to the Company further mine development at Mina de Agua would begin immediately upon a final positive production decision.

Overall Performance

During the three month period ended March 31, 2008, the Company recorded higher mill utilization and higher metal production than the same period of 2007. The limited introduction of bulk mining methods and improved metal recoveries resulted in higher production despite processing lower grade ore.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	3 Months Ended	3 Months Ended	12 Months Ended
	March 31, 2008	March 31, 2007	December 31, 2007
Tonnes milled	18,955	18,161	59,342
Equivalent silver ounces(1)	148,700	120,740	572,788
Silver ounces(1)	97,719	76,479	304,368
Gold ounces(1)	975	907	5,177
Silver equivalent grade (g/t)	274	301	358
Average realized silver price US$	17.64	13.31	13.39
Average realized gold price US$	922.49	649.72	694.39
Gold$/silver$ equivalency factor	52.30	48.80	51.84

(1)

For reporting purposes silver and gold ounces are the ounces shipped in concentrate to third parties for processing. The difference in value between ounces shipped and final ounces paid is recorded in third party treatment charges.

Production Costs

During the three month period ended March 31, 2008 cash costs and total production costs increased at La Guitarra with a cash operating cost of US$5.49 (March 31, 2007 - US$5.03), total cash cost of US$5.99 (March 31, 2007 - US$5.61) and total production costs of US$7.59 (March 31, 2007 - US$7.43) per equivalent silver ounce produced.

The following table summarizes the mining costs at La Guitarra Mine.

	3 Months Ended	3 Months Ended	12 Months Ended
	March 31, 2008	March 31, 2007	December 31, 2007
Production (equivalent silver ounces) (1)	148,700	120,740	572,778
	US$	US$	US$
Direct mining expenses	640,152	531,712	2,423,723
Third party processing & transportation	175,957	75,858	1,079,554
Cash Operating Cost (2)	5.49	5.03	6.12
Royalties (3)	74,872	69,488	288,394
Total Cash Cost (2)	5.99	5.61	6.62
Amortization	238,076	220,050	995,529
Total Production Cost (2)	7.59	7.43	8.36

(1)	Equivalent silver ounces contained in shipped concentrate.
(2)	Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(3)	Royalties are a Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

The direct mining costs per equivalent silver ounce produced were lower during the three month period ended March 31, 2008, US$4.30, than during the same period of 2007, US$4.40. The lower direct costs reflect the lower costs associated with bulk mining methods being introduced at La Guitarra.

Higher cash operating costs, total cash costs and total production costs are related to higher third party treatment charges. During 2007 the mineral sales contract was renegotiated and the new contract came into effect in the later part of 2007. While the contract negotiated is similar in terms and costs to what other mining companies in Mexico pay for smelting and refining, it is not as favourable to the Company as the previous arrangement. The Company will continue to explore alternative more cost effective smelting, refining and commercialization options.

Selected Annual Information

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Total revenue	6,212,545	8,568,324	7,187,026
Operating profit	132,618	2,967,581	2,582,409
Net income (loss)	(5,738,367)	(1,492,392)	719,078
Net income (loss) per-share	(0.16)	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.15)	(0.05)	0.03

Total assets	46,022,662	22,445,075	14,905,482
Total long-term liabilities	1,411,800	3,005,842	2,636,481
Cash dividends per-share	–	–	–

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the US Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements. Operating profit is net of all mining and other costs incurred by La Guitarra.

Results of Operations

For the three month period ended March 31, 2008 revenues were $2,073,329 (March 31, 2007 - $1,547,026), cost of sales were $2,318,032 (March 31, 2007 – $1,235,825) and the gross loss from operations was $244,703 (March 31, 2007 - $311,201 income). The Company posted a net loss of $1,285,407 (March 31, 2007 - $838,577) and a net loss per share of $0.03 (March 31, 2007 – $0.03) ..

Revenues during the three month period ended March 31, 2008 were higher than the corresponding period of 2007 as a result of higher recoveries and higher metal prices. Lower average grade ores were economically mined during the period due to lower mining costs and higher prices permitting lower cutoff grades.

The Company continues to incur relatively high administrative expenses due to ongoing studies and other work related to future mine expansion. Overall, the Company continues to be profitable on its mining operations while posting a net loss due to continued mine expansion work. The Company anticipates that administrative expenses will increase with the completion of the Feasibility Study and initiation of infrastructure construction and accelerated mine development.

During the three month period ended March 31, 2008 cash flows used in investing activities were $8,897,944 (March 31, 2007 - $2,633,334) with the funds coming from operations and cash. During the period ended March 31, 2008 the total investment in exploration and development work at La Guitarra and the purchase of additional mining equipment and surface rights in the Temascaltepec Mining District was $4,118,270. Genco also made a strategic investment in the Chief Consolidated Mining Company (“Chief”) acquiring approximately 64.74% of the outstanding shares of Chief for net cash of $4,779,378.

Total assets were $49,398,428 at March 31, 2008, an increase of $3,375,766 during the period. Asset growth reflects the ongoing development of La Guitarra Mine and District exploration, as well as the consolidation of Chief. During the period current assets were $8,047,846 (December 31, 2007 - $16,169,407), a decrease of $8,121,561, and the net working capital decreased to $1,113,638 (December 31, 2007 - $11,374,449). The decrease in current assets reflects the investments made during the period at La Guitarra and the investment in and consolidation of Chief. As a result of increased mine development and exploration work at La Guitarra and consolidating Chief’s results, current liabilities increased $2,139,250 during the three month period to $6,934,208 on March 31, 2008. Long term liabilities were $4,819,146 on March 31, 2008 an increase of $1,710,462. The increase in long term liabilities was attributable mostly to the consolidation of Chief’s results.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	March 31,	December 31,	September 30,	June 30,
	2008	2007	2007	2007
	$	$	$	$
Total revenue	2,073,329	736,881	1,894,089	2,034,549
Operating profit	(244,703)	(2,385,455)	1,003,312	1,203,560
Net income (loss)	(1,285,407)	(3,225,992)	(837,921)	(835,877)
Net loss per-share	0.03	0.09	0.02	0.02
Net loss per-share fully diluted	0.03	0.09	0.02	0.02

	March 31,	December 31,	September 30,	June 30,
	2007	2006	2006	2006
	$	$	$	$
Total revenue	1,547,026	1,542,224	2,009,404	2,691,220
Operating profit	311,201	(335,498)	1,090,936	1,344,112
Net income (loss)	(838,577)	(945,308)	(351,610)	142,734
Net loss per-share	0.03	0.03	0.01	0.00
Net loss per-share fully diluted	0.03	0.03	0.01	0.00

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value. During the three month period ended March 31, 2008 the Company recorded a stock-based compensation expense of $353,981 (March 31, 2007 - $488,337).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On March 31, 2008, the Company had cash reserves of $2,304,873, current assets of $8,047,846 and net working capital of $1,113,638 (December 31, 2007 - $11,374,449). The Company is confident that its cash reserves and cash flow are sufficient to meet its current financial obligations.

The following table summarizes the Company’s contractual obligations on March 31, 2008.

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	2,421,429	760,267	1,147,212	513,950	Nil
Capital Lease Obligations	20,502	10,641	9,482	379	Nil
Operating Leases	450,308	199,258	251,050	Nil	Nil
Other Long Term Obligations*	765,284	Nil	Nil	Nil	765,284
Total Contractual Obligations	$3,657,523	$970,167	$1,407,743	$514,329	$765,284

Long term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico and Utah and future mine closure costs relating to Chief.

The company has recorded value added tax receivable in Mexico in the amount of $2,863,784. The company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the period ended March 31, 2008, consulting and management fees paid or accrued to directors and officers of the Company amounted to $330,401 (March 31, 2007 - $131,424). Included in accounts payable on March 31, 2008 is $1,976,740 owing to directors and officers of the Company (December 31, 2007 – 1,750,000) reflecting the estimated amount of accrued bonuses payable for 2006, 2007 and 2008 under management contracts entered into in October 2007.

During the three month period ended March 31, 2008 a director of the Company exercised options to purchase 80,000 common shares at a price of $0.75 and the Company received $60,000.

The above transactions were in the normal course of operations, occurring on terms and conditions similar to those of transactions with unrelated parties and, therefore, are measured at exchange amount.

Investment in Chief Consolidated Mining Company

On March 14, 2008 the Company announced that it had acquired approximately 64.71% of the outstanding shares of Chief Consolidated Mining Company for approximately US$4.9 million. Chief owns the past producing Burgin and Trixie mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District located in Utah State. As of the date of this MD&A, the Company has not determined its plans for the Chief investment, but will maintain the properties in good standing for future exploration and development or potential sale. For more information on Chief see the notes to the Company’s financial statements for the period ended March 31, 2008.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. Due to a shareholders’ deficit in Chief, the Company does not reflect a non-controlling interest in its records. Accordingly, the Company has reflected the fair value of Chief’s assets and liabilities in its records as if it were a wholly owned subsidiary.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

Effective January 1, 2008 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); “Financial Instruments - Disclosure” (Section 3862), “Financial Instruments –Presentation” (Section 3863), “Inventories” (Section 3031) and “Capital Disclosures” (Section 1535). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2008 opening balances.

Financial Instruments - Disclosure and Presentation – Sections 3862 & 3863

These new sections require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Inventories – Section 3031

The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard did not have a material impact on the Company’s earnings.

Capital Disclosures – Section 1535

As a result of adopting this new section, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

As the financial instruments are not subject to significant foreign exchange or interest rate risk, the company has not adopted risk management policies.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common shares authorized, with 40,985,272 outstanding on March 31, 2008 and the date of this MD&A.

On March 31, 2008 options to purchase 4,009,099 common shares and warrants to purchase 3,733,333 common shares were outstanding. As of the date of this MD&A options to purchase 4,009,099 common shares and 3,733,333 warrants to purchase common shares were outstanding.

Controls and Procedures

Internal Control over Financial Reporting
Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner.

There have been no significant changes in the Company’s internal control over financial reporting during the three month period ended March 31, 2008.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of March 31, 2008 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Outlook

The 2008 financial year is expected to be a significant year in the Company’s development. Continued exploration of the Temascaltepec District is planned as well as mine development at La Guitarra Mine and Mina de Agua. Planned areas of focus during 2008 include: diamond drilling, metallurgical test work, mine development, environmental studies, mine planning and design, land acquisition, permitting, equipment procurement, training, infrastructure works and construction.

During the year, management expects to continue work on infill drilling around La Guitarra Mine and at Mina de Agua in order to provide essential data for the completion of the Feasibility Study and development of a final mine plan for each area. As infill drilling at La Guitarra Mine is completed, the Company expects to move some of the drill equipment to other areas of the District to begin reconnaissance drilling aimed at identifying resources for potential future development.

Production at La Guitarra is expected to continue at its current level and potentially increase later in 2008 as new areas are developed for production. The Company will continue to focus the majority of its resources on mine development required to ensure that sufficient production areas are developed in advance of the completion of the proposed new mill complex.

The Company expects that general and administrative expenses will continue to be higher than is normal for a company with its production levels as a result of ongoing work related to the completion of the Feasibility Study, District exploration, mine expansion and new infrastructure works.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of La Guitarra Mine is only the first step in unlocking the District’s potential.

Qualified Person

All scientific and technical information concerning the Company’s projects which form the basis for disclosure regarding such projects contained in this MD&A, was prepared by or under the supervision of an independent consultant to the Company, Glenn R. Clark B.Sc. (Geology) and P. Geo., a ‘qualified person’ for the purposes of NI 43-101 who has verified the data disclosed.